UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of                     June                     , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F   ☑          Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934   Yes☐          No   ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	June 29, 2007	By	/s/ Harsya Denny Suryo

(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL.554/PR000/COM-10/2007
TELKOM RELEASES 2006 FORM 20-F
Jakarta, June 29, 2007 —Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM”) has filed its Annual Report on Form 20-F for the year ended December 31, 2006 with the United States Securities and Exchange Commission (“US-SEC”) on June 28, 2007. The Company had previously filed its Indonesian GAAP 2006 Annual Report with the Indonesia Securities Authority (Bapepam) on June 7, 2007.
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
HARSYA DENNY SURYO
VP Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk

Tel:	62-21-5215109
Fax:	61-21-5220500
Email:	investor@telkom.co.id
Website:	www.telkom-indonesia.com